EXHIBIT 99.1

Immediate Release: NR 11-6

NEW HIGH GRADE GOLD-SILVER DISCOVERY AT CERRO MORO

Vancouver, B.C., April 19, 2011 – Extorre Gold Mines Limited (AMEX:XG; TSX:XG; Frankfurt: E1R– “Extorre” or the “Company”)is pleased to announcehigh grade to bonanza grade gold-silver results from the first 3 of 21diamond drill holes completed to date on a discovery named Zoe at Cerro Moro, Santa Cruz Province, Argentina. Visual inspection of the core, without the benefit of assays, suggests that drilling has just entered the mineralized zone and that mineralization continues at depth.

Assay highlights include:

MD1204 intersected 4.84 metres (“m”) at 64.6 grams per tonne (“g/t”) gold + 7,530 g/t silver (190.1 g/t gold equivalent*), including1.36 m at 227.3 g/t gold + 25,428 g/t silver (651.1 g/t gold equivalent*).

The Zoe discovery issituated on the Escondida structure, 2.5 kilometres(km) east of the last known significant Escondida mineralization (the Martina shoot).The target is interpreted to be an east-west dilation zone, some 2 kmin strike length.The discovery is essentially “blind” from surface, with the shallowest high grade mineralization appearing at a vertical depth of 80 metres.

In all respects the mineralization appears to be typical of the known Escondida deposit to the west. Specifically, the silver mineral acanthite is observed in many of the drill cores, with five holes showing electrum (metallic gold-silver). Base metals and pyrite are accessory minerals.

At present two drill rigs are defining the discovery. One rig is performing 160 metre stepouts, with the other drilling at 80 metre centres to quickly determine the size potential.

Mr. Mathew Williams, Extorre Exploration Manager, states, “We have made another blind discovery of spectacular mineralization. The surface expression of Zoe is an outcrop that assays only 0.34 g/t gold and 115 g/t silver. It demonstrates the value of persistence and commitment to a soundly based geological model.The dramatic increase in gold and silver grades in diamond drill hole MD1196, a 40 metre step-back of the discovery hole MD1191, coupled with the bonanza gold and silver grades encountered in MD1204, a 40 metre step-out, support our decision to concentrate 50% of our drill rigs and team on defining the Zoe discovery. Every effort will be made to ensure that this new discovery will be included in the revised resource scheduled for Q3 this year.”

Significant drilling results from the Zoe Vein (at a 1.0 g/t gold equivalent* cut-off grade):

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents* (g/t)	Gold Equivalents* (oz/ton)
MD1191	83.00	84.10	1.10	2.5	323	7.9	0.23
and#	120.55	123.35	2.80	2.4	316	7.6	0.22
including#	121.85	123.00	1.15	4.3	615	14.6	0.42
MD1196	139.00	140.27	1.27	13.4	1,750	42.6	1.24
including	139.00	139.75	0.75	21.9	2,832	69.1	2.00
and#	182.40	187.00	4.60	1.0	157	3.6	0.10
including#	186.00	186.50	0.50	4.3	713	16.2	0.47
MD1204	89.43	94.27	4.84	64.6	7,530	190.1	5.51
including	90.64	92.00	1.36	227.3	25,428	651.1	18.88

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

# The second deeper intersections in holes MD1191 and MD1196 are footwall veins below the main mineralized structure that represent a splay from a “jog” in the main structure on this section.

Two links are embedded in this news release – a location plan of the Zoe target (link 1) and a longitudinal section showing the drill hole array (link 2).

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary with no cutting of high grades. All diamond drill core samples are split on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the Acme Analytical Laboratories (“Acme Labs”) preparation facility on-site at Cerro Moro (managed and staffed by Acme Labs), and assayed by fire assay (50 gram charge) at the Acme Labs laboratory in Chile, an ISO-9001:2000 certified laboratory.

Check assaying of all samples assaying greater than 1.0 g/t gold is completed by Acme Labs. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 500 or 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Extorre’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Extorre
Extorre is a Canadian public company that trades under the symbol “XG” on both the Toronto Stock Exchange and the NYSE-Amex Exchange. Extorre’s assets comprise approximately $33 million in cash, the Cerro Morro and Don Sixto deposits, and a suite of very prospective mineral exploration properties in Argentina.

On April 19, 2010, Extorre announced a National Instrument 43-101 compliant mineral resource estimate for Cerro Moro:
Indicated Category: 357,000 oz. gold + 15.3 million oz. silver (612,000 oz. gold equivalent*), plus Inferred Category: 190,000 oz. gold + 12.0 million oz. silver (390,000 oz. gold equivalent*)

The 612,000 ounce gold equivalent* indicated resource, has an average grade of 32.3 g/t gold equivalent*, a grade considered exceptional by industry standards. The silver contribution is high, accounting for approximately50% of the metal value. Additional inferred resources of 390,000 ounces gold equivalent* are also reported from Cerro Moro. A resource update is scheduled for July 2011.

On October 19, 2010 Extorre released the results of a preliminary economic assessment (“PEA”) of the Cerro Moro Project. The PEA highlighted the robust economics of a future mine to produce an average of 133,500 gold equivalent* ounces annually during the first 5 years of operations. The cash cost per ounce (gold equivalent*) is estimated to be US$ 201 per ounce. Project CAPEX has been estimated at US$ 131 million. The project economics were calculated using gold and silver prices of US$950/ounce and US$16/ounce, respectively.

Extorre has 6 drills rigs operating, four on the Cerro Moro property and two on discovery drilling at the Cerro Puntudo project,situated immediately south of the Joaquin Silver Project owned by Coeur d’Alene Mines and Mirasol Resources.

You are invited to visit the Extorre web site at www.extorre.com.

EXTORRE GOLD MINES LIMITED Eric Roth President and CEO extorre@extorre.com	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

For further information, please contact: Rob Grey, VP Corporate Communications Tel: 604.681.9512 Fax: 604.688.9532 Toll-free: 1.888.688.9512

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, includingour belief as to the extent and timing of its drilling programs and various studies, exploration results, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential production from and viability of its properties, production costs and permitting submission and timing. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those relating to the Cerro Moro project and general risks associated with the mineral exploration and development industry described in our Annual Information Form for the year  ended December 31, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by SEC standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normallyonly permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in placetonnage and grade without reference to unit measures.

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